      CUSIP NO. 382410843                                                                   Page 1 of 10

                                                 UNITED STATES

                                       SECURITIES AND EXCHANGE COMMISSION

                                             Washington, D.C. 20549

                                                SCHEDULE 13D/A

                                    Under the Securities Exchange Act of 1934

                                              (Amendment No. 11)*

                                         GOODRICH PETROLEUM CORPORATION

                                                (Name of Issuer)

                                     Common Stock, par value $0.01 per share

                                         (Title of Class of Securities)

                                                   382410843

                                                (CUSIP Number)

                                                Virginia Rosas

                                              Assistant Secretary

                                            Franklin Resources, Inc.

                                              One Franklin Parkway

                                            San Mateo, CA 94403‑1906

                                                 800‑632‑2350

                            (Name, Address and Telephone Number of Person Authorized to

                                       Receive Notices and Communications)

                                                  May 31, 2019

                              (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d‑1I, 240.13d‑1(f) or

      240.13d‑1(g), check the following box.[  ]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule,

      including all exhibits. See §240.13d‑7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes hereto).

      CUSIP NO. 382410843                                                                   Page 2 of 10

1.       NAMES OF REPORTING PERSONS.

             Franklin Resources, Inc.

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             OO

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2I[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,844,2011

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             22.4%2

      14.    TYPE OF REPORTING PERSON

             HC, CO (See Item 5)

1  Includes 562,501 shares of common stock issuable on conversion of debt securities (as computed under Rule

   13d‑3(d)(1)(i)).

2  Percentage of class is based on 12,152,318 outstanding shares of Common Stock as of May 13, 2019, as reported on

  Goodrich Petroleum Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, filed with the Securities Exchange Commission on May 14, 2019.

      CUSIP NO. 382410843                                                                   Page 3 of 10

1.       NAMES OF REPORTING PERSONS.

             Charles B. Johnson

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             OO

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2I[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,844,201

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             22.4%

      14.    TYPE OF REPORTING PERSON

             HC,IN (See Item 5)

      CUSIP NO. 382410843                                                                   Page 4 of 10

1.       NAMES OF REPORTING PERSONS.

             Rupert H. Johnson, Jr.

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             OO

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2I[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,844,201

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             22.4%

      14.    TYPE OF REPORTING PERSON

             HC,IN (See Item 5)

      CUSIP NO. 382410843                                                                   Page 5 of 10

1.       NAMES OF REPORTING PERSONS.

             Franklin Advisers, Inc.

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             OO, WC

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2I[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             California

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

              2,844,201

      8.     SHARED VOTING POWER

             0

      9.     SOLE DISPOSITIVE POWER

             2,844,201

      10.    SHARED DISPOSITIVE POWER

             0

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,844,201

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             22.4%

      14.    TYPE OF REPORTING PERSON

             IA,CO (See Item 5)

      CUSIP NO. 382410843                                                                   Page 6 of 10

This Amendment No. 11 to the Statement on Schedule 13D amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on October 24, 2016, as previously amended on January 10, 2017, March 3, 2017, June 2, 2017, September 28, 2017, November 16, 2017, January 5, 2018, February 15, 2018, February 23, 2018, March 23, 2018, and on January 25, 2019 which relates to shares of Common Stock, par value $0.01 per share (the “Shares”), of GOODRICH PETROLEUM CORPORATION a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 801 Louisiana, Suite 700, Houston, Texas, 77002.

This Amendment No. 11 to Schedule 13D amends and supplements the previously amended Schedule 13D as follows. Except as provided herein, this Amendment No. 11 to Schedule 13D does not modify any of the information previously reported on such Schedule 13D, including any amendment thereto.  The information herein is provided and is correct as of June 11, 2019.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in such Schedule 13D as originally filed.

      Item 4.   Purpose of Transaction

The following paragraph is added to Item 4:

Pursuant to a plan of reorganization, in October 2016 the Issuer issued shares of Common Stock, Warrants and 13.50% Second Lien Senior Secured Convertible Notes due 2019 ("Convertible Notes") to certain of its creditors and participants in the reorganization, including investment advisory clients ("Clients") of Franklin Advisers, Inc. ("FAV"). The Issuer redeemed the Convertible Notes on May 29, 2019.  On May 31, 2019, the Issuer issued to the Clients 13.50% Convertible Second Lien Senior Secured Notes due 2021 (the "2021 Convertible Notes"), with the same conversion price as the Convertible Notes.

      Item 5.    Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

((a-b) The Shares may be deemed to be beneficially owned by FAV for purposes of Rule 13d-3 under the Act in their capacity as the investment advisers to the Funds pursuant to investment management contracts that grant them investment and/or voting power.  When an investment management contract (including a sub-advisory agreement) delegates to an investment management subsidiary investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, FRI treats the investment management subsidiary as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise.  Accordingly, FAV, as an investment management subsidiary, reports on Schedule 13D that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement.

Beneficial ownership by FRI and the investment management subsidiaries, including FAV, is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34‑39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other.  The voting and investment powers held by Franklin Mutual Advisers, LLC (“FMA”), an indirect wholly‑owned investment management subsidiary of FRI, are exercised independently from FRI, the investment management subsidiaries and their other affiliates. Furthermore, internal policies and procedures of FMA and FRI establish informational barriers that prevent the flow between FMA and FRI and its other affiliates of information that relates to the voting and investment powers over the securities owned by their investment management clients.  Consequently, FMA, on the one hand, and FRI and its other affiliates, on the other hand, report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.

Charles B. Johnson and Rupert H. Johnson, Jr. (the “Principal Shareholders”) each own in excess of 10% of FRI’s outstanding common stock and are the principal stockholders of FRI.  FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d‑3 under the Act, the beneficial owners of securities held by persons and entities for whom or for which FRI’s subsidiaries provide investment management services.  The number of shares that may be deemed to be beneficially owned and the percentage of the class of which such shares are a part are reported in Items 11 and 13 of the cover pages for FRI and each of the Principal Shareholders.  Items 11 and 13 of the cover pages for FAV, FRI and each of the Principal Shareholders are incorporated herein by reference.  FRI, the Principal Shareholders and FAV disclaim any pecuniary interest in any of the Shares, Warrants and Notes.  In addition, the filing of the Schedule 13D on behalf of the Principal Shareholders, FRI and FAV should not be construed as an admission that any of them is, and each disclaims that it is, the beneficial owner, as defined in Rule 13d‑3, of any of the Shares, Warrants or Notes.

FRI, the Principal Shareholders and FAV believe that they are not a “group” within the meaning of Rule 13d‑5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Shares, Warrants and Notes held by any of them or by any persons or entities for whom or for which FAV provides investment management services.

CUSIP NO. 382410843 Page 7 of 10

The number of Shares as to which each reporting person on this Schedule 13D has:

(i)	Sole power to vote or to direct the vote of the Shares:

	Franklin Resources, Inc.:	0

	Charles B. Johnson:	0

	Rupert H. Johnson, Jr.:	0

	Franklin Advisers, Inc.: 2,844,201

(ii)	Shared power to vote or to direct the vote of the Shares:	0

(iii)	Sole power to dispose or to direct the disposition of the Shares:

	Franklin Resources, Inc.:	0

	Charles B. Johnson:	0

	Rupert H. Johnson, Jr.:	0

	Franklin Advisers, Inc.:	2,844,201

(iv)	Shared power to dispose or to direct the disposition of the Shares:	0

      (c)    None of the reporting persons have effected any transactions in the Shares, Warrants or Notes during the past sixty days.

      (d)

             Franklin High Income Fund, a series of Franklin High Income Trust, an investment company registered under the Investment Company Act of 1940, has an interest in 2,103,948 Shares (which includes 562,501 Shares issuable on conversion of debt securities), or 16.5% of the class of securities reported herein.

      (e)     Not applicable

CUSIP NO.  382410843                                                                        Page 8 of 10

      Item 7.  Material to Be Filed as Exhibits

      Exhibit A:  Principal Executive Officers and Directors of FRI

                                             Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       Dated: June 12, 2019

Franklin Resources, Inc.

Charles B. Johnson

Rupert H. Johnson, Jr.

Franklin Advisers, Inc.

By:   /s/VIRGINIA ROSAS

      ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

     Virginia Rosas

     Assistant Secretary of Franklin Resources, Inc.

     Attorney‑in‑Fact for Charles B. Johnson

     Attorney‑in‑Fact for Rupert H. Johnson, Jr.

     Assistant Secretary of Franklin Advisers, Inc.

Franklin High Income Trust on behalf of

                         Franklin High Income Fund

By:   /s/KIMBERLY H. NOVOTNY

      ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

      Kimberly H. Novotny

      Vice President and Assistant Secretary of Franklin High Income Trust

CUSIP NO.  382410843                                                                        Page 9 of 10

EXHIBIT A

PRINCIPAL EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS OF REPORTING PERSONS

Except where otherwise noted, each of the individuals named below is a citizen of the

United States with a principal business address as indicated below.

Name	Principal Occupation	Residence or Business Address
Gregory E. Johnson	Chairman of the Board, Chief Executive Officer and a Director, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Rupert H. Johnson, Jr	Vice Chairman, a Director and a Principal Stockholder, FRI Director, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Jennifer M. Johnson	President and Chief Operating Officer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Matthew Nicholls	Executive Vice President and Chief Financial Officer, FRI Chief Financial Officer, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Craig S. Tyle	Executive Vice President, General Counsel, and Secretary, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Jed A. Plafker	Executive Vice President, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Alok Sethi	Executive Officer, FRI Citizen of India	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Gwen L. Shaneyfelt	Chief Accounting Officer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Mariann Byerwalter	Director, FRI; Chairman of the Board, SRI International	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Charles E. Johnson	Director, FRI; Founder and Managing Member, Tano Capital, LLC	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Mark C. Pigott	Director, FRI; Executive Chairman and Director, PACCAR Inc.	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Chutta Ratnathicam	Director, FRI; Retired	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Laura Stein	Director, FRI; Executive Vice President – General Counsel and Corporate Affairs, The Clorox Company	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Seth H. Waugh	Director, FRI; Chief Executive Officer, The PGA of America; Non-Executive Chairman, Alex Brown, a division of Raymond James	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Geoffrey Y. Yang	Director, FRI; Managing Director and Founding Partner, Redpoint Ventures	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

CUSIP NO.       382410843                                                                   Page 10 of 10

Name	Principal Occupation	Residence or Business Address
Charles B. Johnson	Principal Stockholder, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Edward D. Perks	President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Madison S. Gulley	Executive Vice President, FAV	Franklin Resources, Inc. 300 S.E. 2nd Street Ft. Lauderdale, FL 33301
Desai, Sonal	Executive Vice President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Michael J. Hasenstab	Executive Vice President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Michael P. McCarthy	Executive Vice President and Chief Investment Officer, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Stephen H. Dover	Executive Vice President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
William Y. Yun	Executive Vice President, FAV	Franklin Resources, Inc. 280 Park Avenue New York, NY 10017
Thomas J. Fisher, Jr.	Executive Vice President, FAV	Franklin Resources, Inc. 280 Park Avenue New York, NY 10017
Roger A. Bayston	Executive Vice President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Wylie A. Tollette	Executive Vice President, FAV	Franklin Resources, Inc. 3344 Quality Drive Rancho Cordova, CA 95670
Breda M. Beckerle	Chief Compliance Officer, FAV	Franklin Resources, Inc. 280 Park Avenue New York, NY 10017

     FRI:     Franklin Resources, Inc.

              One Franklin Parkway

              San Mateo, CA 94403‑1906

     FRI is primarily engaged, through various subsidiaries, in providing investment management to the open-end investment companies in the Franklin Group of Funds and the Templeton Family of Funds and to domestic and international managed and institutional accounts.  FRI’s principal line of business is providing investment management, administration, distribution and related services to the Franklin Templeton Funds, managed accounts and other investment products.

     FRI is the direct parent entity to FAV (see further description below).

     FAV: Franklin Advisers, Inc.

     One Franklin Parkway

     San Mateo, CA  94403 1906

     An investment adviser registered with the SEC and investment manager or sub adviser to a number of U.S.

     registered open end and closed end investment companies in the Franklin Templeton Group of Funds,

     non U.S. investment funds and private client accounts.